Federated Hermes Project and Trade Finance Tender Fund
INSTITUTIONAL SHARES
SERVICE SHARES

SUPPLEMENT TO PROSPECTUS DATED JULY 25, 2025
Effective November 30, 2025, the Board of Trustees (the “Board”) of Federated Hermes Project and Trade Finance Tender Fund (the “Fund”), approved the termination of the Fund’s current Fee Limit (as defined below) for the Fund’s SS class. Effective December 1, 2025, the Board approved: (i) the activation of the remaining annual shareholder servicing fee up to the maximum of 0.25% under the Shareholder Service Plan previously approved by the Board; and (ii) a new Fee Limit for the Fund’s SS class reflecting the activated shareholder servicing fee. Accordingly, please make the following changes in the Fund’s prospectus, which are effective December 1, 2025.
1. Under the section entitled “Prospectus Summary,” please delete the following sentences in “The Offering” sub-section:
“The Fund’s SS class is subject to an annual shareholder servicing fee of up to a maximum of 0.25%; however, the SS class will only incur and pay up to 0.10% of such shareholder servicing fees. The SS class of the Fund will not incur and pay such fees to exceed 0.10% until such time as approved by the Board of Trustees (each individually a “Trustee” and collectively, the “Board”).”
Please replace the deleted sentences with the following sentence:
“The Fund’s SS class is subject to an annual shareholder servicing fee of up to a maximum of 0.25%.”
2. Under the section entitled “Summary of Fund Expenses,” please delete and replace the “Fee Table” and “Example” in their entirety with the following:
“summary of fund Expenses
The purpose of the table below is to help you understand all fees and expenses that you, as a Shareholder, would bear directly or indirectly.
Shareholder Transaction Expenses
	IS1	SS2
Sales Load paid by you (as a percentage of offering price)	None	None
Annual Expenses (percentage of net assets attributable to Shares)

Management Fee	0.50%	0.50%
Other Expenses[3]	0.13%	0.38%[4]
Shareholder Servicing Fee	None	0.25%
Remaining Other Expenses	0.13%	0.13%
Acquired Fund Fees and Expenses	0.01%	0.01%
Total Annual Fund Operating Expenses	0.64%	0.89%[4]
Fee Waivers and/or Expense Reimbursements[5]	(0.22)%	(0.22)%
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements	0.42%	0.67%[4]

1
 Effective at the open of business July 25, 2025, the Fund’s CS class was re-designated as IS class. References herein refer to the new class designation unless otherwise noted.
2
 Effective at the open of business July 25, 2025, the Fund’s SS class commenced operations.
3
 “Other Expenses” include the Fund’s operating expenses, including professional fees, transfer agency fees, administration fees, custody fees, offering costs and other operating expenses and are estimated for the current fiscal year.
4
 Other Expenses, Total Annual Fund Operating Expenses and Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements for the
SS class have been restated to reflect current fees.
5
 The Adviser and certain of its affiliates on their own initiative have agreed to waive certain amounts of their respective fees and/or reimburse expenses. Effective
December 1, 2025, total annual fund operating expenses (excluding Acquired Fund Fees and Expenses, interest expense, extraordinary expenses, proxy-related expenses, premiums for risk insurance policies on portfolio securities and certain legal fees related to specific investments, if any) paid by the Fund’s IS and SS classes
(after the waivers and/or reimbursements) will not exceed 0.40% and 0.65% (the “Fee Limit”), respectively, up to but not including the later of (the “Termination
Date”): (a) December 1, 2026; or (b) the date of the Fund’s next effective Prospectus. While the Adviser and its affiliates currently do not anticipate terminating or increasing these arrangements prior to the Termination Date, these arrangements may only be terminated or the Fee Limit increased prior to the Termination Date with the agreement of the Fund’s Board.

Example
The following example illustrates the expenses you would pay on a $1,000 investment in Shares, for the time periods indicated and then redeem or hold all of your Shares at the end of those periods assuming: (1) total annual expenses of 0.64% and 0.89% for the IS class and SS class, respectively, of net assets attributable to the Shares; and (2) a 5% annual return:*
Share Class	1 Year	3 Years	5 Years	10 Years

IS:	$7	$20	$36	$80

SS:	$9	$28	$49	$110
The example should not be considered a representation of future expenses.

Actual expenses may be higher or lower.
*
 The example assumes that the Operating Expenses remain the same for each year, and that all dividends and distributions are reinvested at net asset value. The example does not reflect sales charges (loads) on reinvested dividends. If these sales charges (loads) were included, your cost would be higher. Actual expenses may be greater or less than those assumed. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example.”
3. Under the section entitled “Distribution Arrangements,” please delete the following sentences at the beginning of the fourth paragraph:
“The Fund’s SS class is subject to an annual shareholder servicing fee of up to a maximum of 0.25%; however, the SS class will only incur and pay up to 0.10% of such shareholder servicing fees. The SS class of the Fund will not incur and pay such fees to exceed 0.10% until such time as approved by the Board.”
Please replace the deleted sentences with the following sentence:
“The Fund’s SS class is subject to an annual shareholder servicing fee of up to a maximum of 0.25%.”
4. Under the section entitled “Appendix A: Hypothetical Investment and Expense Information,” please delete and replace the table for the SS class in its entirety with the following:
FEDERATED HERMES PROJECT AND TRADE FINANCE TENDER FUND–SS CLASS
ANNUAL EXPENSE RATIO: 0.89%
MAXIMUM FRONT-END SALES CHARGE: NONE
Year	Hypothetical Beginning Investment	Hypothetical Performance Earnings	Investment After Returns	Hypothetical Expenses	Hypothetical Ending Investment
1	$1,000.00	$50.00	$1,050.00	$9.08	$1,041.10
2	$1,041.10	$52.06	$1,093.16	$9.46	$1,083.89
3	$1,083.89	$54.19	$1,138.08	$9.84	$1,128.44
4	$1,128.44	$56.42	$1,184.86	$10.25	$1,174.82
5	$1,174.82	$58.74	$1,233.56	$10.67	$1,223.11
6	$1,223.11	$61.16	$1,284.27	$11.11	$1,273.38
7	$1,273.38	$63.67	$1,337.05	$11.57	$1,325.72
8	$1,325.72	$66.29	$1,392.01	$12.04	$1,380.21
9	$1,380.21	$69.01	$1,449.22	$12.54	$1,436.94
10	$1,436.94	$71.85	$1,508.79	$13.05	$1,496.00
Cumulative		$603.39		$109.61
November 18, 2025

Federated Hermes Project and Trade Finance Tender Fund
Federated Hermes Funds
4000 Ericsson Drive
Warrendale, PA 15086-7561
Contact us at FederatedHermes.com/us
or call 1-800-341-7400.
Federated Securities Corp., Distributor
Q457138 (11/25)
© 2025 Federated Hermes, Inc.